# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CN ENERGY GROUP. INC., CIK 0001780785
CUSIP: 000000000
Title of class of securities: Class B Ordinary Shares, no par value
Address of issuer's principal executive offices: BUILDING 2-B, ROOM 206, NO. 268, SHINIU ROAD, LIANDU DISTRICT, LISHUI CITY, China (F4), 323010
Date of event which requires filing of this statement: 09/16/2025
Filed by CIK 0001667258
Persons authorized to receive notices and communications: Yefang Zhang, Room 503, BLDG 14,, Jincheng Garden, Xihu District, Hangzhou City, China (F4), NA, NA

## Reporting persons
- Yefang Zhang (CIK 0001667258): type of reporting person: individual (IN); citizenship or place of organization: Saint Lucia (U9); source of funds: other (OO); sole voting power 635,419; shared voting power 0; sole dispositive power 4,028; shared dispositive power 0; aggregate amount beneficially owned 635,419 (100% of the class)
  Comment: (1) Note to For Rows 7-11: (i) Ms. Yefang Zhang is the sole shareholder of Global Clean Energy Limited, the record holder of the Issuer's 4,028 Class B ordinary shares, no par value ( the "Class B Ordinary Shares"); (ii) Pursuant to that certain Voting Agreement dated September 16, 2025 by and between Ms. Yefang Zhang and Weastfinace Group, Inc ("Weastfinace"), Ms. Yefang Zhang has sole voting power over the 631,391 Class B Ordinary Shares owned of record by Weastfinace and has no dispositive power with respect to such shares; and (iii) Each Class B Ordinary Share entitles the holder to 50 votes per share on all matters submitted to a vote of shareholders. Based on the 635,419 Class B Ordinary Shares issued and outstanding, the Class B Ordinary Shares represent 31,770,950 aggregate votes.
  
  (2) Note to Row 13: This percentage is calculated based upon 635,419 Class B Ordinary Shares issued and outstanding as of October 28, 2025.
- Weastfinace Group Inc: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 631,391; shared dispositive power 0; aggregate amount beneficially owned 631,391 (99.37% of the class)
  Comment: (1) Note to For Rows 7-11: (i) Weastfinace Group, Inc is the record holder of 631,391 Class B Ordinary Shares; (ii) Pursuant to that certain Voting Agreement dated September 16, 2025 by and between Ms. Yefang Zhang and Weastfinace Group, Inc ("Weastfinace"), Ms. Yefang Zhang has sole voting power over the 631,391 Class B Ordinary Shares owned of record by Weastfinace; (iii) Weastfinace has sole dispositive power over the 631,391 Class B Ordinary Shares, subject to Ms. Yefang Zhang's approval under the Voting Agreement.
  
  (2) Note to Row 13: This percentage is calculated based upon 635,419 Class B Ordinary Shares issued and outstanding as of October 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, no par value
Name of issuer: CN ENERGY GROUP. INC.
Address of issuer's principal executive offices: BUILDING 2-B, ROOM 206, NO. 268, SHINIU ROAD, LIANDU DISTRICT, LISHUI CITY, China (F4), 323010
Comment: This statement of beneficial ownership on Schedule 13D relates to the Class B Ordinary Shares, no par value (the "Class B Ordinary Shares"), of CN Energy Group. Inc., a business company limited by shares incorporated under the laws of British Virgin Islands (the "Issuer"). The Class B Ordinary Shares are privately held, have no trading market and have not been assigned a CUSIP number.

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by (i) Yefang Zhang, a Saint Lucian citizen ("Ms. Zhang") and (ii) Weastfinace Group, Inc, a California General Corporation ("Weastfinace and together with Ms. Zhang, the "Reporting Persons"), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.
Residence or business address: The principal business address of Mr. Zhang is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The principal business address of Weastfinace is 1751 W Lincoln Ave Anaheim, CA 92801.
Present principal occupation or employment: Yefang Zhang is 100% owner of Global Clean Energy Limited. Xinyang Wang, the Issuer's Chief Executive Officer and Chairwoman of the Board, is 100% owner Weastfinace Group, Inc.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: See Item 2(a) above for citizenship and place of organization, as applicable, of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Ms. Zhang through her control of Global Clean Energy Limited is a Pre IPO Shareholder.

On August 1, 2025, the Issuer entered into a securities purchase agreement (the "Securities Purchase Agreement") with Weastfinace pursuant to which the Issuer issued to Weastfinace an aggregate of 631,391 Class B Ordinary Shares at a price per share of $2.30, for an aggregate purchase price of $1,452,200.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 1 to Item 3 of this Statement is incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Class B Ordinary Shares required herein for investment purposes, and such acquisitions were made in the Reporting Persons' ordinary course of business.

Yefang Zhang filed an initial Schedule 13G on February 18, 2022. Ms. Zhang is filing this Schedule 13D to supersede their previously filed Schedule 13G to report a change in their intentions.

Voting Agreement

On September 16, 2025, Ms. Zhang and Weastfinace entered into a Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, Weastfinace irrevocably appointed Ms. Zhang, and any designee of Ms. Zhang, as its proxy and attorney-in-fact to vote all 631,391 Class B ordinary shares owned by Weastfinace on all matters submitted to a vote of the Company's shareholders. The proxy is coupled with an interest and is irrevocable to the fullest extent permitted under British Virgin Islands law. Ms. Zhang may vote such shares at her sole discretion and Weastfinace agreed not to take any action that would interfere with Zhang's voting power. The Voting Agreement also provides that Weastfinace will vote its shares in accordance with Zhang's instructions and will not transfer or assign its shares unless the transferee agrees in writing to be bound by the agreement. The agreement remains in effect until terminated by Ms. Zhang on five days' written notice and cannot be unilaterally terminated by Weastfinace.

The form of Voting Agreement is filed as Exhibit 99.2 hereto. The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to such exhibit, which is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class B Ordinary Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Class B Ordinary Shares as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
See (a).

Giving effect to the 50 votes per Class B Ordinary Share, Ms. Yefang Zhang has sole voting power over 31,770,950 votes (comprised of 4,028 Class B Ordinary Shares held of record by Global Clean Energy Limited and 631,391 Class B Ordinary Shares subject to the Voting Agreement), which represents approximately 100% of the Class B Ordinary Shares voting power.
Transactions in the class effected during the past sixty days: Except as reported in Item 3 above, the Reporting Persons have not affected any transactions in the shares of Common Stock in the sixty days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' responses to Items 3 - 5 are incorporated by reference into this Item 6.

Registration Rights

Pursuant to the Securities Purchase Agreement dated August 1, 2025 by and between the Issuer and Weastfinace Group, Inc, the Issuer has agreed to file registration statements under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"), covering the resale of the shares issued pursuant to the Securities Purchase Agreement, no later than 45 days following the closing of the private placement, and to use commercial reasonable efforts to have the registration statement declared effective by the SEC as soon as reasonably practicable.

The form of Securities Purchase Agreement is filed as Exhibit 99.3 hereto. The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to such exhibit, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit - 99.1 Joint Filing Agreement, dated as of November 25, 2025 by and among the Reporting Persons.

Exhibit - 99.2 Voting Agreement, dated as of September 16, 2025 by and between the Ms. Yefang Zhang and Weastfinace Group, Inc (incorporated herein by reference to Exhibit 10.3 on Registration Statement on Form F-1 (Registration No. 333-288429) filed by Issuer with the SEC on October 30, 2025).
https://www.sec.gov/Archives/edgar/data/1780785/000147793225007791/cney_ex103.htm

Exhibit - 99.3 Securities Purchase Agreement, dated as of August 1, 2025 by and between the Issuer and Weastfinace Group, Inc (incorporated herein by reference to Exhibit 10.2 on Current Report on Form 6-K filed by Issuer with the SEC on August 11, 2025).
https://www.sec.gov/Archives/edgar/data/1780785/000147793225005665/cney_ex102.htm

## Signatures
- Yefang Zhang: /s/ Yefang Zhang, Yefang Zhang (11/25/2025)
- Weastfinace Group Inc: /s/ Xinyang Wang, Xinyang Wang/Manager (11/25/2025)